Exhibit 99.1

Arco Platform Limited Announces Management Changes

São Paulo, Brazil, September 2, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces today the following management changes, effective immediately:

Mr. Pedro Guerra has been appointed as Chief Operating Officer. This change is part of Mr. David Peixoto’s transition from his position as Chief Financial Officer, as announced on August 24, 2020. In addition to his new role as Chief Operating Officer, Mr. Pedro Guerra will lead Arco’s business development and growth efforts, which were under Mr. David Peixoto’s supervision. Mr. David Peixoto will continue as Chief Financial Officer until his replacement is appointed.

Ari de Sá Cavalcante Neto, Arco’s founder and Chief Executive Officer, said, “An important part of our business model is to be able to attract the best talent and offer them a rewarding career. Therefore, we are happy that the best candidates to succeed David are being found internally. I’m sure Pedro will do an outstanding job in his new position, bringing expertise on our business and a growth mindset to his new challenge.”

Mr. João Marcos Silva has transitioned from his position as Chief Operating Officer and has been appointed as Chief Product Officer. Ari de Sá Cavalcante Neto further said, “We expect to intensify the evolution of our products and I am glad to have João leading this effort.”

Pedro Guerra has been the leader of SAE Digital, one of Arco’s core business units, since 2019. Prior to joining Arco in 2018, Mr. Guerra has worked at Bain & Company in Brazil, the United Kingdom and Chile. Mr. Guerra holds a bachelor’s degree in mechanical engineering from Universidade Estadual de Campinas (Unicamp) and an MBA from Columbia University, in New York.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br